The Julius Baer Investment Funds
N-SAR Filing dated 06/29/2004

Item 77C

A special meeting of shareholders of the Julius Baer Global Income Fund (the "Fund"), a series of the Julius Baer Investment Funds (the "Trust"), a Massachusetts business trust, was reconvened on January 7, 2004, commencing at 10:00 a.m. Eastern time, at the offices of the Trust, 330 Madison Avenue, New York, NY 10017. The special meeting was originally scheduled for November 18, 2003. Shareholders of record at the close of business on October 9, 2003 were entitled to vote at the special meeting.

The purpose of the proposal was to approve a change in the investment objective of the Fund. The Fund's current investment objective was to maximize current income consistent with the protection of principal. The proposed investment objective was to provide total return, which consists of two components: (1) changes in the market value of the Fund's portfolio securities (both realized and unrealized appreciation/depreciation); and (2) income received from its portfolio securities. Julius Baer Investment Management Inc., the Adviser, will seek to provide the appreciation component of total return by selecting debt securities at prices that will, in the Adviser's opinion, benefit from anticipated changes in economic and market conditions. Upon shareholders approval, management intended to change the name of the Fund to the Julius Baer Total Return Bond Fund. The motion for the proposal carried.